UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 3 September 2020, London, UK and Paris, France

Sanofi and GSK initiate Phase 1/2 clinical trial of COVID-19 adjuvanted recombinant protein-based vaccine candidate

●      Pre-clinical studies show promising safety and immunogenicity
●      Over 400 participants being enrolled in Phase 1/2 study
●      If Phase 1/2 data positive, companies aim to move into a Phase 3 trial by end of 2020
●      Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant with the target of producing up to one billion doses in 2021

Sanofi and GSK announce today the start of the Phase 1/2 clinical trial for their adjuvanted COVID-19 vaccine. The vaccine candidate, developed in partnership by Sanofi and GSK, uses the same recombinant protein-based technology as one of Sanofi's seasonal influenza vaccines with GSK's established pandemic adjuvant technology.

The Phase 1/2 clinical trial is a randomised, double blind and placebo-controlled trial designed to evaluate the safety, reactogenicity (tolerability) and immunogenicity (immune response) of the COVID-19 vaccine candidate. A total of 440 healthy adults are being enrolled in the trial across 11 investigational sites in the United States.

The Companies anticipate first results in early December 2020, to support the initiation of a Phase 3 trial in December 2020.  If these data are sufficient for licensure application, it is planned to request regulatory approval in the first half of 2021.

Sanofi is leading the clinical development and registration of the COVID-19 vaccine. Pre-clinical data showed an acceptable reactogenicity profile and data based on two injections of the adjuvanted recombinant vaccine showed high levels of neutralising antibodies that are comparable to levels in humans who recovered from the COVID-19 infection. Pre-clinical results will be published later this year. In parallel, Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant with the target of producing up to one billion doses in 2021.

Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur, said: "Sanofi and GSK bring proven science and technology to the fight against the global COVID-19 pandemic, with the shared objective of delivering a safe and effective vaccine. The initiation of our clinical study is an important step and brings us closer to a potential vaccine which could help defeat COVID-19. Our dedicated teams and partner continue to work around the clock as we aim to deliver the first results in early December. Positive data will enable a prompt start of the pivotal phase 3 trial by the end of this year."

Roger Connor, President of GSK Vaccines said: "Moving this vaccine candidate into clinical development is an important moment in the progress towards addressing the global pandemic we are all facing. This builds on the confidence shown by governments already in the potential of this protein-based adjuvanted vaccine candidate, which utilises established technology from both companies, and can be produced at scale by two of the leading vaccine manufacturers globally. We now look forward to the data from the study, and if positive, beginning a Phase 3 trial by the end of the year."

The development of the adjuvanted COVID-19 vaccine candidate is being supported through funding and a collaboration with the Biomedical Advanced Research and Development Authority, part of the office of the Assistant Secretary for Preparedness and Response at the U.S. Department of Health and Human Services.

Sanofi and GSK are committed to making the vaccine available globally
In July 2020, Sanofi and GSK announced a collaborative effort with the U.S. government to supply up to 100 million doses of their COVID-19 recombinant protein-based vaccine to meet the U.S. government's Operation Warp Speed goal of making hundreds of millions of doses of safe and effective COVID-19 vaccines available in the United States as quickly as possible. The U.S. government has a further option to discuss the purchase of up to 500 million doses longer term. Both companies also agreed (subject to final contract) with the UK government to supply up to 60 million doses of recombinant protein-based COVID-19 vaccine.

The partners plan to supply a significant portion of total worldwide available supply in 2021/2022 to COVAX, the vaccines pillar of the ACT-Accelerator (Access to COVID‐19 Tools), a global collaboration of leaders of governments, global health organisations, businesses and philanthropies to accelerate development, production, and equitable access to COVID-19 tests, treatments, and vaccines.

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

GSK Cautionary Statement Regarding Forward-Looking Statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q2 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: September 03, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc